[PEMEX LOGO]                          SOCIAL COMMUNICATIONS CORPORATE MANAGEMENT

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                             BULLETIN NO. 305/2003
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                                                               DATE:  11/21/2003

     During the period January-October of this year, Petroleos Mexicanos produced in its marine and terrestrial fields an average of three million three hundred and sixty one thousand barrels per day of crude oil, Maya, Istmo and Olmeca type, a volume that represented an increase of 5.8 per cent in respect to the one obtained in the same period of year 2002.

     During the year 2003, PEMEX has made historical marks in the exploitation of crude oil as a result of the optimization of the producing fields, mainly in the Cantarell Complex, located in the Sound of Campeche.

     In this manner, during the past month of August, PEMEX reached the highest level in the production of crude oil during the year 2003, with three million four hundred and twenty six million barrels per day.

     According to the monthly report over Production and Commercialization of Hydrocarbons of October 2003, PEMEX extracted during the first ten months of this year a volume of 2,407,000 barrels of Maya crude oil, 513,000 barrels of Istmo crude oil and 441,000 barrels per day of Olmeca crude oil which were directed to attend the energy requirements of the country and comply with the commitments made by Mexico with its foreign customers.

     The Southwest and Northeast marine regions of the Sound of Campeche contributed with 2,803,000 barrels per day of crude oil, which represented 83.4 per cent of the total volume; the South region contributed with 486,000 barrels per day, equivalent to 14.4 per cent; and the remaining 2.2 per cent came from the North region, with 73,000 barrels per day.

     Regarding the natural gas production, during the period of reference PEMEX extracted an average of four thousand four hundred and eighty four million cubic feet per day of this fuel. This volume, superior by 1.2 per cent to the one registered in the first ten months of 2002 was composed of three thousand one hundred and twenty million of associated gas and one thousand three hundred and sixty four million cubic feet per day of non-associated gas.

     From the total gas production, the South region contributed with a volume of one thousand six hundred and thirty seven million cubic feet per day, which represented 36.5 per cent, followed by the marine regions of the Sound of Campeche, which contributed with one thousand five hundred and sixteen million cubic feet per day, equivalent to 33.8 per cent, while the North region produced one thousand three hundred and thirty one million cubic feet per day, representing the remaining 29.7 per cent.

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